Exhibit 99.1

JACKSONVILLE BANCORP ANNOUNCES
2015 THIRD QUARTER EARNINGS

JACKSONVILLE, FLA., November 9, 2015/ -- Jacksonville Bancorp, Inc. (the “Company”) (NASDAQ: JAXB), holding company for The Jacksonville Bank (the “Bank”), announced today net income for the three months ended September 30, 2015 of $992 thousand compared to net income of $808 thousand for the three months ended September 30, 2014.  For the nine months ended September 30, 2015, the Company recorded net income of $5.0 million, compared to $1.3 million for the same period in the prior year.  Book value and tangible book value per common share as of September 30, 2015 were $7.27 and $7.20, respectively.

Balance Sheet Overview

Total assets were $505.3 million as of September 30, 2015, compared to $510.5 million as of September 30, 2014.  The decrease in total assets was primarily due to a decrease in cash and cash equivalents of $27.8 million, securities available-for-sale of $15.0 million, assets held-for-sale of $925 thousand and other real estate owned of $838 thousand. These amounts were offset by an increase in net loans of $41.4 million.

Total assets increased $16.7 million, or 3.4%, from $488.6 million as of December 31, 2014 to $505.3 million as of September 30, 2015.  The increase was driven by an increase in net loans of $26.7 million. This amount was offset by a decrease in securities available-for-sale of $10.2 million.

Total deposits were $433.0 million as of September 30, 2015, a decrease of $5.4 million compared to total deposits of $438.4 million as of September 30, 2014.  The decrease in total deposits when compared to September 30, 2014 was driven primarily by:

•	Money market, NOW and savings deposits decreased $11.5 million, or 5.6%, due to natural fluctuations in account balances;
•	The time deposit portfolio decreased $2.9 million, or 2.4%; and
•	These amounts were offset by an increase in noninterest-bearing deposits of $9.1 million, or 8.0%. This represents 28.3% of total deposits as of September 30, 2015.

Total deposits increased by $17.2 million, or 4.2%, during the nine months ended September 30, 2015, from $415.8 million as of December 31, 2014 to $433.0 million as of September 30, 2015.  The increase was driven primarily by:

•	Money market, NOW and savings deposits increased $18.8 million, or 10.8%, to $193.5 million at September 30, 2015;
•	Noninterest-bearing deposits increased $14.7 million, or 13.6%, to $122.5 million at September 30, 2015; and
•	These amounts were offset by a decrease in time deposits of $16.2 million, or 12.2%, to $117.0 million at September 30, 2015.

Total shareholders’ equity increased $5.0 million to $42.1 million as of September 30, 2015 compared to $37.1 million as of December 31, 2014.  This increase was attributable to net income during the nine months ended September 30, 2015 of $5.0 million.

Asset Quality

As of September 30, 2015, nonperforming assets decreased to $10.8 million, or 2.14% of total assets, compared to $18.7 million, or 3.67% of total assets, as of September 30, 2014.

The following table presents information concerning nonperforming assets as of the last five quarters:

	As of
(Dollars in thousands)	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Nonperforming Assets
Total nonperforming loans(1)	$7,045	$5,877	$8,975	$9,182	$14,130
Other real estate owned, net	3,768	4,047	4,007	4,061	4,606
Total nonperforming assets	$10,813	$9,924	$12,982	$13,243	$18,736

Allowance for loan losses	$(12,570)	$(12,861)	$(14,371)	$(14,377)	$(15,170)
Allowance for loan losses as a percentage of NPL's	178.42%	218.84%	160.12%	156.58%	107.36%

Nonperforming loans as a percentage of gross loans	1.76%	1.52%	2.40%	2.45%	3.92%
Total nonperforming assets as a percentage of total assets	2.14%	1.98%	2.64%	2.71%	3.67%
Total past due loans	$5,763	$3,037	$7,191	$14,488	$8,342
Loans past due 30-89 days, still accruing interest	$2,686	$985	$946	$6,756	$637
____________________________
(1)	Total nonperforming loans (“NPL’s”) include loans on nonaccrual and loans past due over 90 days still on accrual.

As of September 30, 2015, nonperforming loans decreased $7.1 million when compared to September 30, 2014 and $2.1 million when compared to December 31, 2014.  Total loans past due 30-89 days, still accruing interest, were $2.7 million as of September 30, 2015 compared to $6.8 million as of December 31, 2014.  This decrease was primarily due to one large commercial real estate loan that was between 30-59 days past due as of December 31, 2014, which became current at the beginning of 2015.  The slight uptick in total past due loans for the third quarter was driven primarily by two credits, one of which has subsequently become current.

The allowance for loan losses was 3.15% of total loans as of September 30, 2015, compared to 4.20% as of September 30, 2014.  The allowance for loan losses decreased by $1.8 million during the nine months ended September 30, 2015, to $12.6 million as compared to $14.4 million as of December 31, 2014.  The decrease in the allowance for loan losses as of September 30, 2015 compared to December 31, 2014 is in direct correlation with the Company’s efforts to reduce problem assets.  As a result of these efforts, as well as recent indicators of stabilization in the local real estate markets and continued general improvement in asset quality, the Company reversed $2.0 million of loan provision expense in the second quarter of 2015.

Operating Results

Total interest income was $5.3 million for the three months ended September 30, 2015 and 2014, increasing $46 thousand over the same period last year. The increase was related to additional interest income recorded on the call of an investment security during the three-month period ended September 30, 2015 totaling $93 thousand.  During the same periods, total interest on loans remained flat.  Average loans increased $27.6 million while the average yield on loans for the three months ended September 30, 2015 and 2014 was 4.91% and 5.28%, respectively.  The decrease in the loan yield was driven primarily by a decrease in the core average yield earned on loans and a decrease in accretion recognized on acquired loans of approximately $233 thousand.

Total interest income decreased $325 thousand to $15.6 million for the nine months ended September 30, 2015 compared to $15.9 million in the same period in 2014.  This decrease was primarily the result of a lower average yield on loans which decreased 23 basis points to 5.03% for the nine months ended September 30, 2015 compared to 5.26% for the nine months ended September 30, 2014.  The decrease in the loan yield was driven by a decrease in accretion recognized on acquired loans of approximately $603 thousand.

Average interest-bearing liabilities decreased $18.6 million, while the average cost of interest-bearing liabilities remained flat, decreasing one basis point to 0.87% for the three months ended September 30, 2015, compared to 0.88% for the same period in 2014.  The average cost of interest-bearing liabilities decreased five basis points to 0.87% for the nine months ended September 30, 2015 compared to 0.92% for the same period in 2014.  The decrease was driven primarily by a decline in the cost of time deposits.  During the nine months ended September 30, 2015, brokered certificates of deposit totaling $7.1 million and $6.7 million in national CDs matured, which reduced the overall cost of certificates of deposits to 1.03% in the nine months ended September 30, 2015 from 1.15% in the same period last year.

The net interest margin increased seven basis points to 3.81% from 3.74%, when comparing the third quarter of 2015 to the same period in the prior year.  This was driven primarily by the increase in the average balance of loans while the average balance of interest-bearing liabilities declined.  Additionally, higher priced brokered and national certificates of deposit were replaced with noninterest-bearing deposits.  The net interest margin increased by four basis points to 3.81%, from 3.77%, when comparing the first nine months of 2015 to the same period in the prior year.  The Company closely monitors its liquidity needs in conjunction with the cost of its funding sources and evaluates rates paid on its core deposits to ensure they remain competitive in the local market environment.

As discussed above, the analysis performed to determine the appropriate reserves required for anticipated future losses required a reduction to the reserves of $2.0 million, which was recorded as a credit to provision expense during the nine- month period ended September 30, 2015 compared to a $287 thousand in expense recorded for the same period in the prior year.  The Company recorded net recoveries of $204 thousand for the nine months ended September 30, 2015, compared to net charge-offs of $877 thousand for the nine months ended September 30, 2014.  The Company’s overall asset quality, as well as the economy in the markets served, is moving in a positive direction and management will continue to monitor these metrics as it evaluates the appropriateness of reserve balances.

Noninterest income was $372 thousand and $1.1 million for the three and nine months ended September 30, 2015, respectively, compared to $867 thousand and $1.6 million for the three and nine months ended September 30, 2014, respectively.  During the same periods in the prior year, the Company recorded a gain of $489 thousand from bank-owned life insurance benefits received in excess of the cash surrender value from the death of a former employee.

Noninterest expense decreased to $4.0 million for the three months ended September 30, 2015, compared to $4.5 million for the same period in 2014.  This decrease was in part due to a reduction in salaries and employee benefits of $205 thousand due to a reduction in workforce that occurred in 2014 during the second and fourth quarters.  Professional fees decreased $187 thousand to $216 thousand in the three months ended September 30, 2015 compared to the same period last year.  Other real estate owned expense increased $157 thousand primarily due to several write-downs during the third quarter of 2015 totaling $200 thousand compared to write-downs totaling $12 thousand in the same period last year.  Loan expenses decreased $222 thousand period over period as a result of the Company’s continued execution of its ongoing strategy to reduce problem assets.

For the nine months ended September 30, 2015, noninterest expense decreased to $11.5 million, compared to $13.4 million for the same period in 2014.  This decrease was due to a decrease in salaries and employee benefits of $1.4 million as discussed above.  Occupancy and equipment expense decreased to $1.7 million from $1.9 million in the same period last year. Professional fees decreased to $744 thousand from $897 thousand and there was a decrease of $409 thousand for loan expenses as a result of the Company’s continued execution of its ongoing strategy to reduce problem assets.  Offsetting these reductions were increases in other real estate owned expense of $207 thousand to $388 thousand from $181 thousand in the same period in 2014, primarily a result of several write-downs taken during the nine-month period ended September 30, 2015 in the aggregate amount of $291 thousand compared to $48 thousand in the same period last year.  Also included in other noninterest expense for the nine months ended September 30, 2015 is a $75 thousand write-down on assets classified as held-for-sale.

“We are again pleased with the financial results achieved through our team members’ execution of our strategic plan,” said Chief Executive Officer Kendall L. Spencer.  “The continued growth in core deposits and loans along with our disciplined approach to improving credit quality and managing expenses is the foundational basis for the Company’s solid performance,”  Mr. Spencer went on to say.

An income tax benefit of $28 thousand was recorded for the three months ended September 30, 2015 while an income tax expense of $18 thousand was recorded for the nine months ended September 30, 2015, respectively, compared to a $20 thousand expense for the three and nine months ended September 30, 2014 as a result of Alternative Minimum Taxes.  The Company recorded a full valuation allowance against its deferred taxes as of December 31, 2011.  Based on an analysis performed as of September 30, 2015, it was determined that the need for a full valuation allowance still existed.

On a per common share basis, the Company had net income available to common shareholders of $0.17 and $0.86 for the three and nine months ended September 30, 2015, respectively, compared to $0.14 and $0.23 for the same periods in the prior year.

As previously disclosed by the Company, on September 30, 2015, Ameris Bancorp, a Georgia corporation (“Ameris”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions therein, the Company will merge with and into Ameris, with Ameris remaining as the surviving entity.  The Merger Agreement provides that immediately following the merger of Ameris and the Company, the Bank will be merged into Ameris Bank, a Georgia Bank wholly owned by Ameris, with Ameris Bank remaining as the surviving entity.

Under the terms and subject to the conditions of the Merger Agreement, the Company’s shareholders will have the right to receive 0.5861 shares of Ameris common stock or $16.50 in cash for each share of the common stock and nonvoting common stock of the Company they hold, prorated as necessary to ensure that 25% of the total outstanding shares of common stock and nonvoting common stock of the Company will be exchanged for cash and 75% of the total outstanding shares of common stock and nonvoting common stock of the Company will be exchanged for shares of Ameris common stock in the merger.

The closing of the merger is subject to the required approval of the Company’s shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by Ameris with respect to the stock to be issued in the merger, an amendment to the Company’s articles of incorporation to provide for conversion of its nonvoting common stock to Ameris common stock, and other customary closing conditions.  The merger is expected to close during the first quarter of 2016.

The Company

Jacksonville Bancorp, Inc., a bank holding company, is the parent of The Jacksonville Bank, a Florida state-chartered bank focusing on the Northeast Florida market with approximately $505.3 million in assets and eight full-service branches in Jacksonville and Jacksonville Beach, Duval County, Florida, as well as our virtual branch.  The Jacksonville Bank opened for business on May 28, 1999 and provides a variety of community banking services to businesses and individuals in the greater Jacksonville area of Northeast Florida.  More information is available at its website at www.jaxbank.com.

Forward-Looking Statements

The statements contained in this press release, other than historical information, are forward-looking statements, which involve risks, assumptions and uncertainties.  The risks, uncertainties and factors affecting actual results include but are not limited to: our ability to dispose of substandard assets and the disposition prices thereof; economic and political conditions, especially in North Florida; real estate prices and sales in the Company’s markets; competitive circumstances; bank regulation, legislation, accounting principles and monetary policies; the interest rate environment; efforts to increase our capital and reduce our nonperforming assets; technological changes; whether the merger with Ameris is consummated; delays in closing the merger; and the outcome of any litigation related to the merger.  The Company’s actual results may differ significantly from the results discussed in forward-looking statements.  Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.  The Company does not undertake, and specifically disclaims, any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Additional information regarding risk factors can be found in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated herein by reference.

Important Additional Information

In connection with the proposed merger, Ameris will file with the SEC a registration statement on Form S-4 to register the shares of Ameris common stock to be issued to the Company’s shareholders.  The registration statement will include a proxy statement-prospectus that will be sent to the Company’s shareholders in connection with their consideration of the approval of the merger.  In addition, Ameris and the Company may file other relevant documents concerning the proposed merger with the SEC.

INVESTORS IN THE COMPANY ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT-PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AMERIS AND THE PROPOSED TRANSACTION, INCLUDING DETAILED RISK FACTORS.

The proxy statement/prospectus, as well as other filings containing information about Ameris and the Company, will be available without charge, at the SEC’s website (http://www.sec.gov).  Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, from Ameris’s website (http://www.amerisbank.com) and the Company’s website (http://www.jaxbank.com).

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Proxy Solicitation

Ameris and the Company, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the merger.  Information regarding the directors and executive officers of Ameris and the Company and other persons who may be deemed participants in the solicitation of the Company’s shareholders in connection with the merger will be included in the proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed by Ameris with the SEC.  Information about Ameris’s directors and executive officers can also be found in Ameris’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on April 17, 2015, and other documents subsequently filed by Ameris with the SEC.  Information about the Company’s directors and executive officers can also be found in the Company’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 24, 2015, and other documents subsequently filed by the Company with the SEC.  Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Contact Valerie Kendall at 904-421-3051 for additional information.

JACKSONVILLE BANCORP, INC.

(Unaudited)
(Dollars in thousands, except per share data)

	For the Three Months Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Consolidated Earnings Summary
Total interest income	$5,297	$5,206	$5,074	$5,226	$5,251
Total interest expense	735	733	742	785	790
Net interest income	4,562	4,473	4,332	4,441	4,461
Provision for loan losses	-	(2,011)	-	-	-

Net interest income after provision for loan losses	4,562	6,484	4,332	4,441	4,461
Total noninterest income	372	372	373	379	867
Total noninterest expense	3,970	3,715	3,777	4,252	4,500
Income before income tax	964	3,141	928	568	828
Income tax (benefit) expense	(28)	32	14	(20)	20
Net income	$992	$3,109	$914	$588	$808

	For the Three Months Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Summary Average Consolidated Balance Sheet
Loans, gross	$390,879	$377,603	$373,264	$371,428	$363,232
Securities	71,337	75,153	76,867	81,849	82,693
Other earning assets	13,384	15,625	13,560	21,830	27,553
Total earning assets	475,600	468,381	463,691	475,107	473,478
Other assets	21,830	24,495	23,848	25,465	26,092
Total assets	$497,430	$492,876	$487,539	$500,572	$499,570

Interest-bearing liabilities	336,559	$337,523	$340,125	$348,288	$355,148
Other liabilities	119,377	116,695	109,895	115,666	108,628
Shareholders' equity	41,494	38,658	37,519	36,618	35,794
Total liabilities and shareholders' equity	$497,430	$492,876	$487,539	$500,572	$499,570

	For the Three Months Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Per Share Data
Basic earnings per common share	$0.17	$0.54	$0.16	$0.10	$0.14
Diluted earnings per common share	$0.17	$0.54	$0.16	$0.10	$0.14
Basic weighted average common shares outstanding	5,796,282	5,796,260	5,795,471	5,795,121	5,795,121
Diluted weighted average common shares outstanding	5,815,748	5,807,921	5,800,429	5,807,599	5,797,102
Total shares outstanding at end of period	5,796,282	5,796,282	5,796,246	5,795,121	5,795,121
Closing market price per share	$14.94	$11.73	$11.00	$12.28	$10.79

JACKSONVILLE BANCORP, INC.
(Unaudited)
(Dollars in thousands, except per share data)

	For the Three Months Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014

Selected ratios
Return on average assets	0.79%	2.53%	0.76%	0.47%	0.64%
Return on average equity	9.48%	32.26%	9.88%	6.37%	8.96%
Average equity to average assets	8.34%	7.84%	7.70%	7.32%	7.16%
Tangible common equity to tangible assets	8.04%	8.10%	7.70%	7.49%	6.99%
Interest rate spread	3.55%	3.59%	3.56%	3.46%	3.52%
Net interest margin	3.81%	3.83%	3.79%	3.71%	3.74%
Allowance for loan losses as a percentage of total loans	3.15%	3.33%	3.85%	3.84%	4.20%
Allowance for loan losses as a percentage of NPL's	178.42%	218.84%	160.12%	156.58%	107.36%
Ratio of net charge-offs as a percentage of average loans	0.30%	(0.53)%	0.01%	0.85%	(0.61)%
Efficiency ratio	80.46%	76.68%	80.28%	88.22%	84.46%

	As of
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Summary Consolidated Balance Sheet
Cash and cash equivalents	$26,410	$29,555	$33,088	$24,372	$54,244
Securities	67,375	73,235	73,306	77,633	82,425
Loans, gross	399,511	385,699	373,196	374,656	360,662
Allowance for loan losses	(12,570)	(12,861)	(14,371)	(14,377)	(15,170)
Loans, net	386,941	372,838	358,825	360,279	345,492
Other intangible assets, net	372	455	512	570	634
All other assets	24,156	25,773	25,350	25,730	27,689
Total assets	$505,254	$501,856	$491,081	$488,584	$510,484
	433,032
Deposit accounts	$433,032	$426,188	$423,132	$415,756	$438,365
All other liabilities	30,102	34,597	29,643	35,716	35,825
Shareholders' equity	42,120	41,071	38,306	37,112	36,294
Total liabilities and shareholders' equity	$505,254	$501,856	$491,081	$488,584	$510,484

JACKSONVILLE BANCORP, INC.

(Unaudited)
(Dollars in thousands, except per share data)

	For the Nine Months Ended
	September 30, 2015	September 30, 2014
Consolidated Earnings Summary
Total interest income	$15,577	$15,902
Total interest expense	2,210	2,474
Net interest income	13,367	13,428
Provision for loan losses	(2,011)	287
Net interest income after provision for loan losses	15,378	13,141
Total noninterest income	1,117	1,623
Total noninterest expense	11,462	13,403
Income before income tax	5,033	1,361
Income tax expense	18	20
Net income	$5,015	$1,341

	For the Nine Months Ended
	September 30, 2015	September 30, 2014
Summary Average Consolidated Balance Sheet
Loans, gross	$380,647	$371,146
Securities	74,432	83,051
Other earning assets	14,189	22,360
Total earning assets	469,268	476,557
Other assets	23,383	21,174
Total assets	$492,651	$497,731

Interest-bearing liabilities	$338,055	$358,477
Noninterest-bearing liabilities	115,358	104,351
Shareholders' equity	39,238	34,903
Total liabilities and shareholders' equity	$492,651	$497,731

	For the Nine Months Ended
	September 30, 2015	September 30, 2014
Per Share Data
Basic earnings per common share	$0.87	$0.23
Diluted earnings per common share	$0.86	$0.23
Basic weighted average common shares outstanding	5,796,012	5,795,104
Diluted weighted average common shares outstanding	5,808,616	5,798,453
Total shares outstanding at end of period	5,796,282	5,795,121
Closing market price per share	$14.94	$10.79

JACKSONVILLE BANCORP, INC.
(Unaudited)
(Dollars in thousands, except per share data)

	For the Nine Months Ended
	September 30, 2015	September 30, 2014

Selected ratios
Return on average assets	1.36%	0.36%
Return on average equity	17.09%	5.14%
Average equity to average assets	7.96%	7.01%
Tangible common equity to tangible assets	8.04%	6.99%
Interest rate spread	3.57%	3.54%
Net interest margin	3.81%	3.77%
Allowance for loan losses as a percentage of total loans	3.15%	4.20%
Allowance for loan losses as a percentage of NPL's	178.42	107.36%
Ratio of net charge-offs as a percentage of average loans	(0.07)%	0.32%
Efficiency ratio	79.14%	89.05%

	As of
	September 30, 2015	September 30, 2014
Summary Consolidated Balance Sheet
Cash and cash equivalents	$26,410	$54,244
Securities	67,375	82,425
Loans, gross	399,511	360,662
Allowance for loan losses	(12,570)	(15,170)
Loans, net	386,941	345,492
Other intangible assets, net	372	634
All other assets	24,156	27,689
Total assets	$505,254	$510,484
Deposit accounts	$433,032	$438,365
All other liabilities	30,102	35,825
Shareholders' equity	42,120	36,294
Total liabilities and shareholders' equity	$505,254	$510,484